August 2007	Filed pursuant to Rule 433 dated August 16, 2007
relating to Preliminary Pricing Supplement No. 361 dated August 15, 2007 to Registration Statement No. 333-131266

Structured Investments
Opportunities in Commodities
PLUS based on the Dow Jones–AIG Commodity IndexSM
due September 6, 2011
Performance Leveraged Upside SecuritiesSM
PLUS offer leveraged exposure to a wide variety of assets and asset classes, including equities, commodities and currencies.  These investments allow investors to capture enhanced returns relative to the asset’s actual positive performance.  At maturity, investors will receive an amount in cash that may be more or less than the principal amount based upon the closing value of the asset at maturity.
SUMMARY TERMS
Issuer:		Morgan Stanley
Aggregate principal amount:		$
Stated principal amount:		$1,000 per PLUS
Issue price:		100% ($1,000 per PLUS) (see “Commissions and issue price” below)
Pricing date:		August , 2007
Original issue date:		September , 2007 (5 business days after the pricing date)
Maturity date:		September 6, 2011
Underlying index:		Dow Jones–AIG Commodity IndexSM
Payment at maturity:
If final index value is greater than initial index value,
$1,000 + ($1,000 x upside leverage factor x index percent increase)
If final index value is less than or equal to initial index value,
$1,000 x (final index value / initial index value)
This amount will be less than or equal to the stated principal amount of $1,000.

Index percent increase:		(final index value – initial index value) / initial index value
Initial index value:		The official settlement price of the underlying index on the pricing date
Final index value:		The official settlement price of the underlying index on the index valuation date
Index valuation date:		August 25, 2011, subject to adjustment for certain market disruption events
Upside leverage factor:		180% to 200%. The actual upside leverage factor will be determined on the pricing date.
CUSIP:		617446R50
Listing:		The PLUS will not be listed on any exchange.
Agent:		Morgan Stanley & Co. Incorporated (“MS & Co.”)
Commissions and issue price:		Price to Public	Agent’s Commissions(1)	Proceeds to Company
	Per PLUS	$1,000	$20.00	$980.00
	Total	$	$	$
(1)	For additional information, see “Plan of Distribution” in the prospectus supplement for PLUS.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE PRELIMINARY PRICING SUPPLEMENT DESCRIBING THIS OFFERING, AND THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW, BEFORE YOU DECIDE TO INVEST.

Preliminary Pricing Supplement No. 361 dated August 15, 2007
Amendment No. 1 to Prospectus Supplement dated July 24, 2007
Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

PLUS Based on the Value of
the Dow Jones–AIG Commodity IndexSM

Investment Overview
Performance Leveraged Upside Securities

Exposure to commodities is a component of portfolio diversification.  Investors who believe they have underweight exposure to commodities can use the PLUS based on the value of the Dow Jones–AIG Commodity IndexSM (the “PLUS”):

¡	To gain access to commodities and provide portfolio diversification from traditional fixed income/equity investments

¡	As an alternative to direct exposure to the underlying index that enhances returns of the positive performance of the underlying index

¡	To enhance returns and outperform the underlying index in a bullish scenario

¡	To achieve similar levels of exposure to the underlying index as a direct investment while using fewer dollars by taking advantage of the upside leverage factor

Maturity:	4 years
Upside leverage factor:	180% to 200%. The actual upside leverage factor will be determined on the pricing date
Principal protection:	None

Dow Jones–AIG Commodity IndexSM Overview
The Dow Jones–AIG Commodity IndexSM provides a unique, diversified and liquid benchmark for commodities as an asset class and is currently composed of the prices of nineteen exchange-traded futures contracts on physical commodities. The Dow Jones–AIG Commodity IndexSM was developed, and is calculated, maintained and published daily by Dow Jones & Company, Inc. and AIG Financial Products Corp.

Information as of market close on August 14, 2007

Bloomberg Ticker:	DJAIG
Current Index Level:	167.800
52 Weeks Ago:	171.838
52 Week High (on 06/15/2007):	176.484
52 Week Low (on 01/09/2007):	155.880

Underlying Index Historical Performance January 1, 2002 to August 14, 2007

August 2007	Page 2

PLUS Based on the Value of
the Dow Jones–AIG Commodity IndexSM

Key Investment Rationale

This 4 year investment offers 180% to 200% leveraged upside.  The actual upside leverage factor will be determined on the pricing date.

Investors can use the PLUS to capture enhanced returns relative to the underlying index’s actual positive performance, while maintaining similar risk as a direct investment in the underlying index.

Leverage Performance	The PLUS offer investors an opportunity to capture enhanced returns relative to a direct investment in the underlying index.

Best Case Scenario	The underlying index increases in value and, at maturity, the PLUS redeem for the stated principal amount plus 180% to 200% of the actual increase in the underlying index.

Worst Case Scenario	The underlying index declines in value and, at maturity, the PLUS redeem for less than the stated principal amount by an amount proportional to the decline.

Summary of Selected Key Risks (see page 8)

¡	No guaranteed return of principal.

¡	No interest payments.

¡
The PLUS will not be listed on any exchange, secondary trading may be limited, and the inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.

¡
The market price of the PLUS will be influenced by many unpredictable factors, including the value and volatility of the underlying index and the commodities futures contracts comprising the underlying index.

¡	Adjustments to the underlying index by the underlying index publisher could adversely affect the value of the PLUS.

¡	The U.S. federal income tax consequences of an investment in the PLUS are uncertain.

¡	Economic interests of the calculation agent may be potentially adverse to investors.

¡	Credit risk to Morgan Stanley whose credit rating is currently Aa3/AA-.

August 2007	Page 3

PLUS Based on the Value of
the Dow Jones–AIG Commodity IndexSM

Fact Sheet

The PLUS offered are senior unsecured obligations of Morgan Stanley, will pay no interest, do not guarantee any return of principal at maturity and have the terms described in the preliminary pricing supplement, the prospectus supplement and the prospectus.  At maturity, investors will receive for each $1,000 stated principal amount of PLUS that the investor holds, an amount in cash that may be more or less than the stated principal amount based upon the closing value of the underlying index at maturity.  The PLUS are senior notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program.

Expected Key Dates
Pricing date:	Original issue date (settlement date):	Maturity date:
August , 2007	September , 2007 (5 business days after the pricing date)	September 6, 2011
Key Terms
Issuer:	Morgan Stanley
Underlying index:	Dow Jones–AIG Commodity IndexSM
Underlying index publisher:	Dow Jones & Company, Inc. in conjunction with AIG Financial Products Corp.
Issue price:	100% ($1,000 per PLUS)
Aggregate principal amount:	$
Stated principal amount:	$1,000 per PLUS
Denominations:	$1,000 per PLUS and integral multiples thereof
Interest:	None
Payment at maturity:
If final index value is greater than initial index value,
$1,000 + leveraged upside payment

If final index value is less than or equal to initial index value,
$1,000 x index performance factor
This amount will be less than or equal to the stated principal amount of $1,000.

Leveraged upside payment:	$1,000 x upside leverage factor x index percent increase
Upside leverage factor:	180% to 200%. The actual upside leverage factor will be determined on the pricing date.
Index percent increase:	(final index value – initial index value) / initial index value
Initial index value:	The official settlement price of the underlying index on the pricing date.
Final index value:	The official settlement price of the underlying index on the index valuation date as published by the underlying index publisher.
Index valuation date:	August 25, 2011, subject to adjustment for certain market disruption events.
Index performance factor:	(final index value / initial index value)
Risk factors:	Please see “Risk Factors” on page 8.

August 2007	Page 4

PLUS Based on the Value of
the Dow Jones–AIG Commodity IndexSM

General Information
Listing:	The PLUS will not be listed on any exchange. Therefore, there may be little or no secondary market for the PLUS and you should be willing to hold the PLUS to maturity.
CUSIP:	617446R50
Tax considerations:
You should note that the discussion under “United States Federal Taxation” in the accompanying prospectus supplement does not apply to the PLUS offered under the accompanying preliminary pricing supplement and is superseded by the following discussion.
Although the Issuer believes the PLUS should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes, there is uncertainty regarding the U.S. federal income tax consequences of an investment in the PLUS.
Assuming this characterization of the PLUS is respected, the following U.S. federal income tax consequences should result:
¡   A U.S. Holder should not be required to recognize taxable income over the term of the PLUS prior to maturity, other than pursuant to a sale or exchange; and
¡   Upon sale, exchange or settlement of the PLUS at maturity, a U.S. Holder should recognize capital gain or loss equal to the difference between the amount realized and the  U.S. Holder’s tax basis in the PLUS.  Such gain or loss should be long-term capital gain or loss if the investor has held the PLUS for more than one year.
Please read the discussion under “Risk Factors ― Structure Specific Risk Factors” below concerning the U.S. federal income tax consequences of investing in the PLUS.

Trustee:	The Bank of New York (as successor trustee to JPMorgan Chase Bank, N.A.)
Calculation agent:	Morgan Stanley Capital Services Inc. (“MSCS”)
Use of proceeds and hedging:
The net proceeds we receive from the sale of the PLUS will be used for general corporate purposes and, in part, in connection with hedging our obligations under the PLUS through one or more of our subsidiaries.
On or prior to the pricing date, we, through our subsidiaries or others, will hedge our anticipated exposure in connection with the PLUS by taking positions in swaps or futures contracts on the underlying index or on the commodity contracts underlying the underlying index. Such purchase activity could increase the value of the underlying index, and therefore the value at which the underlying index must close on the index valuation date before investors would receive at maturity a payment that exceeds the principal amount of the PLUS.  For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the prospectus supplement for PLUS.

ERISA:	See “ERISA” in the prospectus supplement for PLUS.
Contact:	You may contact your local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York, 10036 (telephone number (866) 477-4776 / (914) 225-7000).

This offering summary represents a summary of the terms and conditions of the PLUS.  We encourage you to read the preliminary pricing supplement, the prospectus supplement and the prospectus for this offering.

August 2007	Page 5

PLUS Based on the Value of
the Dow Jones–AIG Commodity IndexSM

How PLUS Work
Payoff Diagram
The payoff diagram below illustrates the payment at maturity on the PLUS based on the following terms:

Stated principal amount:	$1,000
Hypothetical Upside leverage factor:	190%

PLUS Payoff Diagram

The Dow Jones-AIG Commodity Index^{SM}
The PLUS
PLUS Zone
$1,000 Stated
Principal Amount
Payment at Maturity on the PLUS
$1,300
$1,250
$1,200
$1,150
$1,100
$1,050
$1,000
$950
$900
$850
$800
-20%
-15%
-10%
-5%
0%
5%
10%
15%
20%
Percentage Change in Final Index Value

¡
If the final index value is greater than the initial index value, investors will receive the $1,000 stated principal amount plus the appreciation of the underlying index over the term of the PLUS multiplied by the hypothetical upside leverage factor of 190%.  Based on the actual and hypothetical terms above:

–	If the underlying index appreciates 5%, investors would receive a 9.5% return, or $1,095.00.

–	If the underlying index appreciates 25%, investors would receive a 47.5% return, or $1,475.00

¡
If the final index value is less than or equal to the initial index value, investors will receive an amount that is less than or equal to the $1,000 stated principal amount, based on a 1% loss of principal for each 1% decline in the underlying index.

–	If the underlying index depreciates 10%, investors would lose 10% of their principal and receive only $900 at maturity, or 90% of the stated principal amount.

–	if the underlying index depreciates 50%, investors would lose 50% of their principal and receive only $500 at maturity, or 50% of the stated principal amount.

August 2007	Page 6

PLUS Based on the Value of
the Dow Jones–AIG Commodity IndexSM

Payment at Maturity

At maturity, investors will receive for each $1,000 stated principal amount of PLUS that they hold an amount in cash based upon the value of the underlying index, determined as follows:

If the final index value is greater than the initial index value, a payment at maturity equal to:

$1,000    +    leveraged upside payment,

where,

leveraged upside payment   =   ($1,000    ×    upside leverage factor    ×    index percent increase)

and

index percent increase	=	final index value − initial index value
initial index value

If the final index value is less than or equal to the initial index value, a payment at maturity equal to:

$1,000    ×    index performance factor

where,

index performance factor	=	final index value
initial index value

Because the index performance factor will be less than or equal to 1.0, this payment will be less than or equal to $1,000.

August 2007	Page 7

PLUS Based on the Value of
the Dow Jones–AIG Commodity IndexSM

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the securities. For further discussion of these and other risks, you should read the section entitled “Risk Factors” in the accompanying preliminary pricing supplement, prospectus supplement and prospectus.  We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the PLUS.

Structure Specific Risk Factors

¡
PLUS do not pay interest nor guarantee return of principal.  The terms of the PLUS differ from those of ordinary debt securities in that the PLUS do not pay interest nor guarantee payment of the stated principal amount at maturity.  If the final index value is less than the initial index value, the payout at maturity will be an amount in cash that is less than the $1,000 stated principal amount of each PLUS by an amount proportionate to the decrease in the value of the underlying index.

¡	Not equivalent to investing in the underlying index. Investing in the PLUS is not equivalent to investing in the underlying index or the futures contracts that comprise the underlying index.

¡
Market price of the PLUS may be influenced by many unpredictable factors.  Numerous factors will influence the value of the PLUS in the secondary market and the price at which MS & Co. may be willing to purchase or sell the PLUS in the secondary market, including: the value and volatility of the underlying index, the price and volatility of the commodity underlying the underlying index, trends of supply and demand for the commodities underlying the underlying index, geopolitical conditions and economic, financial, political and regulatory or judicial events, interest and yield rates in the market, time remaining to maturity and the creditworthiness of the issuer.  In addition, the commodities markets are subject to temporary distortions or other disruptions due to various factors, including lack of liquidity, participation of speculators and government intervention.  As a result, the market value of the PLUS will vary and may be less than the original issue price at any time prior to maturity and sale of the PLUS prior to maturity may result in a loss.

¡
Several factors have had and may in the future have an effect on the value of the Index.  Investments, such as the PLUS, linked to the prices of commodities, are considered speculative, and prices of commodities and related contracts may fluctuate significantly over short periods for a variety of factors, including: changes in supply and demand relationships; weather; climatic events; the occurrence of natural disasters; wars; political and civil upheavals; acts of terrorism; trade, fiscal, monetary, and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments; changes in interest rates; and trading activities in commodities and related contracts.  These factors may affect the settlement price and of your PLUS in varying and potentially inconsistent ways.

¡
Higher future prices of the index commodities relative to their current prices may adversely affect the value of the Index and the value of the PLUS.  The Index is composed of futures contracts on physical commodities.  Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity.  As the futures contracts that compose the Index approach expiration, they are replaced by contracts that have a later expiration.  Thus, for example, a contract purchased and held in September may specify an October expiration.  As time passes, the contract expiring in October is replaced by a contract for delivery in November.  This process is referred to as “rolling.”  If the market for these contracts is (putting aside other considerations) in “backwardation,” where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a “roll yield.”  While many of the contracts included in the Index have historically exhibited consistent periods of backwardation, backwardation will most likely not exist at all times.  Moreover, certain of the commodities included in the Index have historically traded in “contango” markets.  Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months.  The absence of backwardation in the commodity markets could result in negative “roll yields,” which could adversely affect the value of the Index and, accordingly, the value of the PLUS.

August 2007	Page 8

PLUS Based on the Value of
the Dow Jones–AIG Commodity IndexSM

¡
Suspensions or disruptions of market trading in commodity and related futures markets could adversely affect the price of the PLUS.  The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention.  In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices which may occur during a single business day.  These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.”  Once the limit price has been reached in a particular contract, no trades may be made at a different price.  Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices.  These circumstances could adversely affect the value of the Index and, therefore, the value of the PLUS.

¡
Adjustments to the underlying index could adversely affect the value of the PLUS.  Dow Jones & Company, Inc., in conjunction with AIG Financial Products Corp., as the underlying index publisher, may add, delete or substitute the commodity constituting the underlying index or make other methodological changes that could change the value of the underlying index.  The underlying index publisher may discontinue or suspend calculation or publication of the underlying index at any time.  Any of these actions could adversely affect the value of the PLUS.  Where the underlying index is discontinued, the calculation agent will have the sole discretion to substitute a successor index that is comparable to the underlying index and is not precluded from considering indices that are calculated and published by the calculation agent or any of its affiliates.

¡
The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase PLUS in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the PLUS, as well as the projected profit included in the cost of hedging the issuer’s obligations under the PLUS.  In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

¡
The U.S. federal income tax consequences of an investment in the PLUS are uncertain.  Please read the discussion under “Description of PLUS – United States Federal Income Taxation” in the preliminary pricing supplement (the “Tax Disclosure Section”) concerning the U.S. federal income tax consequences of investing in the PLUS.  If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the PLUS, the timing and character of income on the PLUS might differ from the tax treatment described in the Tax Disclosure Section.  For example, under one possible characterization, U.S. Holders could be required to accrue original issue discount on the PLUS every year at a “comparable yield” determined at the time of issuance and recognize all income and gain in respect of the PLUS as ordinary income.  The Issuer does not plan to request a ruling from the IRS regarding the tax treatment of the PLUS, and the IRS or a court may not agree with the tax treatment described in the preliminary pricing supplement.

August 2007	Page 9

PLUS Based on the Value of
the Dow Jones–AIG Commodity IndexSM

Other Risk Factors

¡
The PLUS will not be listed.  The PLUS will not be listed on any exchange. Therefore, there may be little or no secondary market for the PLUS. MS & Co. currently intends to act as a market maker for the PLUS but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the PLUS easily. Because we do not expect that other market makers will participate significantly in the secondary market for the PLUS, the price at which you may be able to trade your PLUS is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If at any time MS & Co. were to cease acting as a market maker, it is likely that there would be no secondary market for the PLUS.

¡
Potential adverse economic interest of the calculation agent and other of our affiliates.  The hedging or trading activities of the issuer’s affiliates on or prior to the pricing date and prior to maturity could adversely affect the value of the underlying index and, as a result, could decrease the amount investors may receive on the PLUS at maturity.  Any of these hedging or trading activities on or prior to the pricing date could potentially affect the initial index value and, therefore, could increase the value at which the underlying index must close before investors receive a payment at maturity that exceeds the issue price of the PLUS.  Additionally, such hedging or trading activities during the term of the PLUS, including on the index valuation date, could potentially affect the value of the underlying index on the index valuation date and, accordingly, the amount of cash investors will receive at maturity.

¡	Issuer’s credit ratings may affect the market value. Investors are subject to the credit risk of the issuer. Any decline in the issuer’s credit ratings may affect the market value of the PLUS.

August 2007	Page 10

PLUS Based on the Value of
the Dow Jones–AIG Commodity IndexSM

Information about the Underlying Index

The Dow Jones–AIG Commodity IndexSM. The Dow Jones–AIG Commodity IndexSM provides a unique, diversified and liquid benchmark for commodities as an asset class and is currently composed of the prices of nineteen exchange-traded futures contracts on physical commodities. The Dow Jones–AIG Commodity IndexSM was developed, and is calculated, maintained and published daily by Dow Jones & Company, Inc. and AIG Financial Products Corp.

License Agreement between Dow Jones & Company, Inc., American International Group and Morgan Stanley.  “Dow Jones,” “AIG®” “Dow Jones–AIG Commodity IndexSM” and “DJ-AIGCISM” are service marks of Dow Jones & Company, Inc. and American International Group, as the case may be, and have been licensed for use for certain purposes by Morgan Stanley.  See “Description of PLUS— License Agreement among Dow Jones, AIG-FP and Morgan Stanley” in the accompanying preliminary pricing supplement.

Historical Information

The following table sets forth the published high and low daily official settlement prices, as well as end-of-quarter daily official settlement prices of the underlying index for each quarter in the period from January 1, 2002 through August 14, 2007.  The closing value of the underlying index on August 14, 2007 was 167.800.  We obtained the information in the table below from Bloomberg Financial Markets, without independent verification.  The historical values of the underlying index should not be taken as an indication of future performance, and no assurance can be given as to the level of the underlying index on the index valuation date.

Underlying Index	High	Low	Period End
2002
First Quarter	99.588	87.366	99.588
Second Quarter	102.617	94.108	99.518
Third Quarter	106.985	96.860	106.294
Fourth Quarter	112.933	101.140	110.276
2003
First Quarter	125.049	110.276	113.171
Second Quarter	120.826	110.966	115.788
Third Quarter	121.322	114.021	120.898
Fourth Quarter	137.320	121.139	135.269
2004
First Quarter	151.691	136.818	150.837
Second Quarter	154.994	143.289	144.034
Third Quarter	153.175	140.991	153.175
Fourth Quarter	159.294	141.271	145.600
2005
First Quarter	165.246	142.180	162.094
Second Quarter	162.389	146.078	152.885
Third Quarter	179.069	154.107	178.249
Fourth Quarter	180.240	163.358	171.149
2006
First Quarter	174.224	158.780	165.194
Second Quarter	187.628	164.723	173.235
Third Quarter	179.962	156.587	159.957
Fourth Quarter	175.214	156.075	166.509
2007
First Quarter	173.503	155.880	171.963
Second Quarter	176.484	168.522	169.671
Third Quarter(through August 14, 2007)	174.536	167.515	167.800

August 2007	Page 11